Quri Vodka Inc.



ANNUAL REPORT

11321 NEWPORT BAY DR

BERLIN, MD 21811

0

https://www.qurivodka.com/

This Annual Report is dated April 23, 2021.

BUSINESS

At QURI Vodka, Inc., our vision is to show the world our beloved country of Perú. Through our Premium Quinoa Vodka, our mission is to deepen our clients' love of adventure and desire to connect with a people and culture very different from their own. We will bring the world's most unique vodka from the most unique place in South America to the American Cocktail. The QURI vodka brand is fully developed with an award winning spirit and production underway, ready to enter the US market. We expect that QURI vodka will enter the U.S. market in 2021. We will begin developing revenue through digital online sales. Once our online revenue stream is developed, we intend to enter into retail, restaurant and bar outlets. While working to become an American household name we will strive to make the world a better place by supporting local Andean communities and cultivating a love of things that are different.

Previous Offerings

Between 2020 and 2019, we sold 0 [shares of common stock] in exchange for $0 per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $80.00

Number of Securities Sold: 8,000,000

Use of proceeds: General Operations

Date: July 17, 2020

Offering exemption relied upon: Founder stock issuance

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020

The following discussion is based on our reviewed, but not financially audited operating data.

Revenue

Quri Vodka Inc. is currently pre-revenue. Therefore there was no reported revenue in 2020.

Cost of sales

Quri Vodka Inc. is currently pre-revenue. Therefore there was not reported Costs of Sales in 2020.

Gross margins

Quri Vodka Inc. is currently pre-revenue. Therefore there was no Gross Margin in 2020.

Expenses

Operating Expenses

General and administrative $7,539

Sales and Marketing $5,722

Total Operating expenses $13,261

Interest Expenses $271

Total Expenses $13,532

Historical results and cash flows:

Quri Vodka Inc. was founded in July of 2020. It has fully developed a product and supply chain. However, Quri Vodka Inc. is still in the pre-revenue stage and has yet to realize any revenue. Therefore, investors should understand that any previous financial standings are not representative of future results.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $14,336.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Jonathan Tourgee

Amount Owed: $27,788.00

Interest Rate: 5.0%

Maturity Date: October 20, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jonathan Tourgee

Jonathan Tourgee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)

Dates of Service: July 08, 2020 - Present

Responsibilities: To manage and oversee all company business. This includes but is not limited to managing supply chain logistics, managing marketing efforts, investor relationships and developing business opportunities. Jonathan's Salary will be $50,000 for the first year starting January 1, 2021.

Position: Director

Dates of Service: July 08, 2020 - Present

Responsibilities: Determines the Company's strategic objectives and policies. Monitors progress towards achieving the Company's objectives and policies.

Other business experience in the past three years:

Employer: Tourgee and Associates Inc.

Title: Chemical Process Engineer

Dates of Service: October 01, 2016 - Present

Responsibilities: Develop, design(engineer), and manage the chemical manufacturing process. This is part-time work only when they need extra help. It averages to less than 8 hours per month.

Name: Courtney Myers

Courtney Myers's current primary role is with Freelance Consulting. Courtney Myers currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: September 01, 2020 - Present

Responsibilities: Accounting, budgeting, developing sales forecasts and general financial decisions. Salary: $1,250 per month.

Other business experience in the past three years:

Employer: Freelance Consulting

Title: CPA

Dates of Service: June 01, 2016 - Present

Responsibilities: Accounting

Other business experience in the past three years:

Employer: Small Batch Standard

Title: Director of Operations

Dates of Service: October 01, 2017 - February 01, 2019

Responsibilities: Consultation for distillery and brewery startups and those in operation. Courtney oversaw sales projections, budgeting, accounting and financial advising to numerous distilleries and breweries.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jonathan Edward Tourgee

Amount and nature of Beneficial ownership: 8,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Boozios Liquors SAC (Perú)

Names of 20% owners: Jonathan Edward Tourgee

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Producer of finished Product, Quri Vodka.

Material Terms: Boozios Liquors SAC, produces the liquid Quri Vodka, bottles, packs and palletizes the finished product. Quri Vodka Inc. is financially responsible for the purchase and shipment of bottles and tops. Boozios Liquors SAC is financially responsible for the purchase of all materials necessary for production of the liquid, the cost of the production of the liquid, purchase of cardboard cases and palletization costs. Quri Vodka Inc. will be responsible for the finished product ex works (meaning once the finished product leaves the Boozios Liquors SAC facility), including but not limited to transport to sea shipping center, sea transportation, importation and warehousing at final destination. For the before mentioned services Boozios Liquors SAC will charge Quri Vodka Inc. a nominal fee per case (subject to change, with fluctuations in supply, production costs and foreign monetary exchange rates).

Name of Entity: Jonathan Tourgee

Relationship to Company: Director

Nature / amount of interest in the transaction: 5.0% per annum

Material Terms: Jonathan promises to loan $27,516.14 to the Corporation. The loan is repayable in full on October 20 June 2025. The loan bears an interest rate of 5.0% per annum.

OUR SECURITIES

Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.00001 per share. As of December 31, 2020, 10,000,000- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

Quri Vodka Inc.

By /s/ *Jonathan Edward Tourgee*

Name: Jonathan Edward Tourgee

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

QURI VODKA INC.

FINANCIAL STATEMENTS
FROM INCEPTION (JULY 8, 2020) YEAR ENDED DECEMBER 31, 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Quri Vodka Inc.
Berlin, MD

We have reviewed the accompanying financial statements of Quri Vodka Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (July 8, 2020) to December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 1, 2021
Los Angeles, California

Quri Vodka Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	14,336
Total current assets		**14,336**
Total assets	$	**14,336**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accrued Interest		271
Shareholder loan		27,516
Total current liabilities		**27,788**
Total liabilities		**27,788**
SHAREHOLDERS' EQUITY		
Common Stock		80
Additional Paid In Capital		-
Retained earnings/(Accumulated Deficit)		(13,532)
Total Shareholders' equity		**(13,452)**
Total liabilities and shareholders' equity	$	**14,336**

See accompanying notes to financial statements.

Quri Vodka Inc.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For the period from Inception (July 8, 2020) to December 31,	2020
(USD $ in Dollars)	
Operating expenses	
General and administrative	7,539
Sales and marketing	5,722
Total operating expenses	13,261
Operating income/(loss)	(13,261)
Interest expense	(271)
Income/(Loss) before provision for income taxes	(13,532)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	$ (13,532)

See accompanying notes to financial statements.

QURI VODKA INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (UNAUDITED)

For Fiscal Year Ended December 31, 2020 and 2019
(USD $ in Dollars)

(in , $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholder ' Equity
	Shares	Amount			
Balance—Inception (July 8, 2020)	-	-	-	-	-
Issuance of Founders' Shares	8,000,000	80	-		80
Net income/(loss)				(13,532)	(13,532)
Balance—December 31, 2020	8,000,000 $	80	$ -	$ (13,532) $	(13,452)

See accompanying notes to financial statements.

QURI VODKA INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the period from Inception (July 8, 2020) to December 31,		2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(13,532)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accrued Interest		271
Net cash provided/(used) by operating activities		**(13,261)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Shareholder Loans		27,516
Issuance of Common Shares		80
Net cash provided/(used) by financing activities		**27,596**
Change in cash		14,336
Cash—beginning of year		-
Cash—end of year	$	**14,336**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	271
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Quri Vodka Inc. was founded on July 8, 2020 in the state of Delware. The financial statements of Quri Vodka Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Berlin,MD.

Quri Vodka Inc. is the brand owner and promoter of Quri Vodka. Quri Vodka Inc. will be solely responsible for the marketing, promoting and developing sales of the product Quri Vodka.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company's cash and cash equivalents do not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. The Company does not have any receivables as of December 31, 2020.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to glass bottles, tops, labels, labor, vodka product, and finished goods which are determined using an average method. The Company does not have any inventory as of December 31, 2020.

Income Taxes

Quri Vodka Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its vodka products. The Company does not have any sales for the year ended December 31, 2020.

Cost of sales

Costs of goods sold include the cost of bottles, tops, labels, vodka, cost of labor. The Company does not have any sales and thus cost of goods sold for the year ended December 31, 2020

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to year ended December 31, 2020 amounted to $5,721, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 1, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of common shares with $0.00001 par value. As of December 31, 2020, 8,000,000 shares have been issued and are outstanding.

4.   DEBT

Shareholder Loans

During the Company borrowed money from shareholder Jonathan Tourgee. The details of the loan from the owners are as follows:

					For the Year Ended December 31, 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Shareholder Loan	$ 27,516	5.00%	Fiscal Year 2020	Not determined	271	271	27,516	-	27,516
									-
Total					$ 271	$ 271	$ 27,516	$ -	$ 27,516

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 consists of the following:

Inception to Ended December 31,	2020
Net Operating Loss	$ (3,998)
Valuation Allowance	3,998
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 are as follows:

As of Year Ended December 31,	2020
Net Operating Loss	$ (3,998)
Valuation Allowance	3,998
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $13,462, and the Company had state net operating loss ("NOL") carryforwards of approximately $13,462. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

During the Company borrowed money from shareholder Jonathan Tourgee. The details of the loans from the owners are as follows:

| | Principal | | | | For the Year Ended December 31, 2020 | | | | |
Debt Instrument Name	Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Shareholder Loan	$ 27,516	5.00%	Fiscal Year 2020	Not determined	271	271	27,516	-	27,516
									-
Total					$ 271	$ 271	$ 27,516	$ -	$ 27,516

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company does not have any operating leases in place.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 1, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $13,532, an operating cash flow loss of $13,261 and liquid assets in cash of $14,336, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Jonathan Edward Tourgee, Principal Executive Officer of Quri Vodka Inc., hereby certify that the financial statements of Quri Vodka Inc. included in this Report are true and complete in all material respects.

Jonathan Edward Tourgee

Principal Executive Officer